Exhibit 11.1

The following table sets forth the computation of earnings per share:

	Years ended December 31,
	2012	2011
Basic earnings per share:
Net earnings (loss) attributable to First Community Financial Partners, Inc.	$104,000	$(7,581,000)
Weighted average common shares outstanding	12,047,894	11,589,024
Basic earnings per share	$0.01	$(0.65)

Diluted earnings per share:
Net earnings (loss) attributable to First Community Financial Partners, Inc.	$104,000	$(7,581,000)
Weighted average common shares outstanding	12,047,894	11,589,024
Effective of potentially dilutive securities	140,031	—
Weighted average common shares outstanding assuming dilution	12,187,925	11,589,024
Diluted earnings per share	$0.01	$(0.65)